Investor Relations
Holcim Hagenholzstrasse 85
CH-8050 Zürich
Phone +41 58 858 87 87
Fax +41 58 858 80 09

Securities Exchange Commission
File N° 82-4093
450 Fith Street, N.W.
USA - WASHINGTON D.C., 20549

Mail Stop 3-9


05008328

Zürich, May 18, 2005

File N° 82-4093

Dear Sirs,

Please find enclosed media releases as follows:

- **Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd, May 18, 2005**
- **Annual General Meeting Holcim Ltd, May 3, 2005**

With kind regards,

B. Fuchs

Beate Fuchs

5/25

Encl.: mentioned

File N° 82-4093

Media release

Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd

Jona, May 18, 2005 - Disclosure of shareholdings according to the Swiss Stock Exchange Act: Shareholding of The Capital Group Companies, Inc. in Holcim Ltd

In accordance with Article 20 of the Federal Act on Stock Exchanges and Securities Trading (Stock Exchange Act), Holcim Ltd was informed by The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA on Friday, May 13, 2005 that it holds for itself and for its subsidiaries 10.01 percent (previously 9.98 percent) of the voting rights and of the registered share capital of Holcim Ltd. This equals 23,009,241 registered shares and voting rights.

A second statement received from The Capital Group Companies, Inc., 333 South Hope Street, Los Angeles, CA, USA on Monday, May 16, 2005 states that it holds for itself and for its subsidiaries 9.99 percent (previously 10.01 percent) of the voting rights and of the registered share capital of Holcim Ltd. This equals 22,977,451 registered shares and voting rights.

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Holcim is one of the world's leading suppliers of cement, as well as aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group has majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

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Internet: www.holcim.com

File N° 82-4093

Media release

Annual General Meeting Holcim Ltd

Jona, May 3, 2005 - The 1,232 shareholders attending the AGM voted in favor of all motions by a large majority. Among the proposals approved was the distribution of a higher gross dividend of CHF 1.25 per registered share.

Representing some 45 percent of the company's share capital, the 1,232 shareholders attending the 93rd Annual General Meeting of Shareholders of Holcim Ltd approved by a large majority all the motions put forward by the Board of Directors.

Under the system of staggered terms of office, Board members Willy Kissling, Erich Hunziker, Andreas von Planta and Gilbert Probst were reelected for a further term of three years, and Thomas Schmidheiny, Wolfgang Schürer and Dieter Spälti for a further term of one year.

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For information on the 2005 business year, please see the media release dated May 2, 2005 on the first quarter of 2005.

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Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, gravel and sand), concrete and construction-related services. The Group holds majority and minority interests in more than 70 countries on all continents.

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This media release is also available in German.

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Corporate Communications: Phone +41 58 858 87 10
Investor Relations: Phone +41 58 858 87 87

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